Exhibit 99.14

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

DEBORAH J. COX, Individually and On	)
Behalf of All Others Similarly Situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
D. JAMES GUZY, MICHAEL J.	)
SALAMEH, JOHN H. HART, ROBERT H.	)
SMITH, THOMAS RIORDAN, PATRICK	)
VERDERICO, RALPH SCHMITT,	)
INTEGRATED DEVICE TECHNOLOGY,	)
INC., PINEWOOD ACQUISITION CORP.,	)
PINEWOOD MERGER SUB, LLC AND	)
PLX TECHNOLOGY, INC.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

FOR BREACH OF FIDUCIARY DUTY

Plaintiff, by her attorneys, alleges upon information and belief, except for her own acts, which are alleged on knowledge, as follows:

1.        Plaintiff brings this class action on behalf of the public stockholders of PLX Technology, Inc. (“PLX” or the “Company”) against PLX’s Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to Integrated Device Technology, Inc. (“IDT”) by means of an unfair process and for an unfair price.

2.         PLX designs, develops, manufactures, and sells integrated circuits that perform critical system connectivity functions, which are crucial for standards-based electronic equipment. PLX is a market share leader in switches and bridges for PCI Express, a general purpose interconnection standard, and supplies an extensive portfolio of PCI Express switches; PCI Express bridges that allow backward compatibility to the previous PCI standard; and a bridge that enables seamless interoperability between two of the most popular mainstream interconnects: PCI Express and USB 3.0.

3.        On April 30, 2012, IDT and the Company announced a definitive agreement under which IDT, through its wholly-owned subsidiary Pinewood Acquisition Corp. (“Merger Sub”) and Merger Sub’s wholly-owned subsidiary Pinewood Merger Sub, LLC (“Merger LLC”), will acquire all of the outstanding shares of PLX common stock pursuant to an exchange offer, followed by a second step merger (the “Proposed Transaction”). In the Proposed Transaction, PLX stockholders will receive (i) $3.50 in cash and (ii) 0.525 shares of IDT common stock for each PLX common share outstanding. Based on IDT’s closing stock price of $6.67 on April 27, 2012, the Proposed Transaction is valued at approximately $7.00 per PLX share and results in a total transaction value of approximately $330 million.

4.        The Board has breached its fiduciary duties by agreeing to the Proposed Transaction for inadequate consideration. The Individual Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, pursuant to the merger agreement dated April 30, 2012 (the “Merger Agreement”), defendants agreed to: (i) a limited “go-shop” period followed by a strict no-solicitation provision that prevents the Company from soliciting other potential acquirers or even continuing discussions and negotiations with potential acquirers; (ii) a provision that provides IDT with four business days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay IDT a termination fee as high as $13.2 million. These provisions substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of PLX.

5.        The Individual Defendants have breached their fiduciary duties of loyalty, due care, independence, good faith and fair dealing, and PLX, IDT, Merger Sub and Merger LLC have aided and abetted such breaches by PLX’s officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty.

PARTIES

6.        Plaintiff is, and has been at all relevant times, the owner of shares of common stock of PLX.

7.        PLX is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal executive offices at 870 W. Maude Avenue, Sunnyvale, California 94085.

8.        Defendant Ralph Schmitt (“Schmitt”) has been the President, Chief Executive Officer (“CEO”), and a director of the Company since 2008.

9.        Defendant D. James Guzy (“Guzy”) has been Chairman of the Board and a director of the Company since 1986.

10.      Defendant Michael J. Salameh (“Salameh”) has been a director of the Company since 1986. Salameh co-founded PLX and served as CEO from 1986 until 2008.

11.    Defendant John H. Hart (“Hart”) has been a director of the Company since 1999.

12.    Defendant Robert H. Smith (“Smith”) has been a director of the Company since 2002.

13.    Defendant Thomas Riordan (“Riordan”) has been a director of the Company since 2004.

14.    Defendant Patrick Verderico (“Verderico”) has been a director of the Company since 2004.

15.    Defendants referenced in ¶¶ 8 through 14 are collectively referred to as the previously defined Individual Defendants and/or the Board.

16.    Defendant IDT is a Delaware corporation with its headquarters located at 6024 Silver Creek Valley Road, San Jose, California 95138. IDT designs, develops, manufactures and markets low-power, high-performance mixed signal semiconductor solutions for the advanced communications, computing and consumer industries. IDT’s computing products are designed specifically for desktop, notebook, sub-notebook, storage and server applications, optimized gaming consoles, set-top boxes, digital TV and smart phones for consumer-based clients.

17.    Defendant Merger Sub is a Delaware corporation, wholly-owned by IDT that was created for the purposes of effectuating the Proposed Transaction.

18.    Defendant Merger LLC is a Delaware limited liability company and wholly-owned subsidiary of Pinewood Acquisition Corp. that was created for the purposes of effectuating the Proposed Transaction.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

19.    By reason of the Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with plaintiff and the other public shareholders of PLX and owe them, as well as the Company, a duty of care, loyalty, good faith, and independence.

20.    Under Delaware law, where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders and, if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:

(a)    adversely affects the value provided to the Company’s shareholders;

(b)    favors themselves or will discourage or inhibit alternative offers to purchase control of the Company or its assets;

(c)    adversely affects their duty to search and secure the best value reasonably available under the circumstances for the Company’s shareholders; and/or

(d)    will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.

21.    In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

(a)    participating in any transaction where the Individual Defendants’ loyalties are divided;

(b)    participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the Company; and/or

(c)    unjustly enriching themselves at the expense or to the detriment of the public shareholders.

22.    Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of care, loyalty, good faith, candor, and independence owed to plaintiff and other public shareholders of PLX.

CLASS ACTION ALLEGATIONS

23.    Plaintiff brings this action on her own behalf and as a class action on behalf of all owners of PLX common stock and their successors in interest, except defendants and their affiliates (the “Class”).

24.    This action is properly maintainable as a class action for the following reasons:

(a)    The Class is so numerous that joinder of all members is impracticable. As of March 31, 2012, PLX has approximately 44.7 million shares outstanding.

(b)    Questions of law and fact are common to the Class, including, inter alia, the following:

(i)

Have the Individual Defendants breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii)

Have the Individual Defendants breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iii)

Have the Individual Defendants breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty and fair dealing;

(iv)

Have the Individual Defendants, in bad faith and for improper motives, impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(v)	Whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated;

(vi)	Have PLX, IDT, Merger Sub and Merger LLC aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(vii)	Is the Class entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.

(c)     Plaintiff is committed to prosecuting this action, is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature.

(d)     Plaintiff’s claims are typical of those of the other members of the Class.

(e)     Plaintiff has no interests that are adverse to the Class.

(f)     The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for the party opposing the Class.

(g)     Conflicting adjudications for individual members of the Class might, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications, or substantially impair or impede their ability to protect their interests.

(h)     Defendants have acted, or refused to act, on grounds generally applicable, and are causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.

FURTHER SUBSTANTIVE ALLEGATIONS

25.     PLX designs, develops, manufactures, and sells integrated circuits that perform critical system connectivity functions, which are crucial for standards-based electronic equipment. PLX is a market share leader in switches and bridges for PCI Express, a general purpose interconnection standard, and supplies an extensive portfolio of PCI Express switches; PCI Express bridges that allow backward compatibility to the previous PCI standard; and a bridge that enables seamless interoperability between two of the most popular mainstream interconnects: PCI Express and USB 3.0.

26.     According to the Form 10-Q filed with the United States Securities and Exchange Commission (“SEC”) on May 9, 2012, for the quarter that ended on March 31, 2012, PCI Express earned the Company $15.9 million, making up 62.6% of revenue generated by the Company. This was an increase from the $14.2 million earned from PCI Express for the same time period in 2011, when PCI Express made up 50.7% of total revenue.

27.     On February 7, 2012, Simon J. Michael (“Michael”), Manager of Balch Hill Capital, LLC (“Balch Hill”) – one of PLX’s biggest shareholders, owning approximately 9.7% of the Company’s outstanding common stock – filed a Schedule 13D with the SEC. The Schedule 13D included the following statement:

Mr. Michael believes that management should seek a buyer for the issuer to take advantage of the tremendous market interest in the Issuer’s PCI Express switches, and particularly its Gen3 switches. These switches are becoming strategically important to customers in a number of areas, particularly storage and networking. The combination of the emergences of PCI Express as the dominant high speed inter-connect, the strategic value of the Issuer’s dominant position in PCI Express switches, and the cost synergies a large acquirer could recognize, will enable the issuer to achieve an acquisition value substantially higher than what the Issuer could achieve as a standalone concern.

28.        Michael met with directors Schmitt, Guzy, Salameh and Riordan on February 21, 2012 to discuss the PCI Express business and opportunities to sell the Company. As described in a Schedule 14A Proxy Statement filed by Balch Hill with the SEC on April 6, 2012 (the “Balch Proxy”), at this meeting Michael “expressed his belief that the core PCI Express business was very promising and that ongoing industry transitions, particularly in storage and networking, were making the PCI Express business increasingly valuable and that the best vehicle for realizing that value was through a sale of the Company.” As indicated in the Balch Proxy, “the Company’s representatives indicated that they did not intend to pursue a sale of the Company and instead intended to remain focused on the Company’s 10 Gigabit Ethernet business.”

29.        On March 13, 2012, Michael sent a letter to the Board, expressing his dissatisfaction with the Board, and in particular, a series of actions approved by the Board that have diluted the Company’s shareholders and weakened the Company’s financial performance. The letter indicated Michael’s belief that immediate change at the Board level was necessary to end the erosion of stockholder value and to realize full value for the Company’s core assets. Accordingly, as stated in the letter, Balch Hill nominated a slate of nominees for election to the Board at the Company’s 2012 Annual Meeting of Stockholders to replace the existing Board. Specifically, the letter stated the following:

Instead of focusing the Company’s resources on its one valuable business, the Company’s PCI Express business, the Board has undertaken a series of acquisitions which have not only had a dilutive effect for stockholders but have also caused a significant decline in the Company’s share price and substantially weakened the Company’s financial performance.

In January 2009, PLX acquired Oxford Semiconductor, Inc. by issuing 9 million shares or approximately 32% of the Company’s then outstanding common stock. If valued today, the consideration to acquire Oxford would be in excess of $30 million. Yet, PLX recently sold its UK design team and certain other assets, comprising what we believe to be the bulk of what was originally acquired from Oxford Semiconductor, for $2.2 million.

In October 2010, PLX acquired Teranetics, Inc. PLX paid a total consideration of $54 million comprised of cash, stock, and assumed debt for this 10 Gigabit Ethernet business with negligible revenues. This was at a time when PLX’s entire market capitalization was approximately $134 million immediately prior to the acquisition. Today, the 10 Gigabit Ethernet business is underperforming and consumes essentially all of PLX’s profits and cash flow.

Together, these two acquisitions have led to major equity dilution, increasing the Company’s share count from approximately 28 million to over 44 million shares, an increase of approximately 57%. We estimate these acquisitions also consumed well in excess of $40 million in cash consideration, acquisition of debt, and operating losses.

PLX’s search for acquisition targets has also been a clear distraction to management, as has been the integration process following any such acquisitions. This Board should immediately cease all potential acquisition activities. We believe the Company must instead focus on improving PLX’s truly valuable business, the Company’s PCI Express business.

We believe immediate change at the Board level is necessary to end the erosion of stockholder value and to realize full value for the Company’s core assets. We believe a reconstituted Board focused on reviewing all strategic options for the Company, including a sale of the Company is the best option for creating value for all stockholders of the Company.

Accordingly, Balch Hill Partners has nominated a slate of nominees for election to the Board at the Company’s 2012 Annual Meeting of Stockholders. We believe our nominees have the broad range of relevant expertise and experience necessary to address the challenges currently facing the Company and to evaluate all strategic alternatives to improve stockholder value. However, we believe it is in the best interests of stockholders to avoid the disruption and expense of a protracted proxy fight. Therefore, we urge the Board to continue discussions with us regarding the composition of the Board in hopes of ultimately reaching a mutually agreeable resolution that will serve the best interests of all stockholders.

30.        On April 6, 2012, Balch Hill filed the Balch Proxy with the SEC, initiating a proxy contest and proposing that shareholders vote for the seven directors Balch Hill selected to replace the current Board.

31.        Less than four weeks later, in a press release dated April 30, 2012, the Company announced that it had entered into the Merger Agreement with IDT pursuant to which IDT, through Merger Sub and Merger LLC, will acquire all of the outstanding shares of the Company.

32.        Under the terms of the Proposed Transaction, IDT will acquire all of the outstanding shares of PLX common stock pursuant to an exchange offer, followed by a second-step merger. In the acquisition, PLX stockholders will receive (i) $3.50 in cash and (ii) 0.525 shares of IDT common stock for each PLX common share outstanding. Based on IDT’s closing stock price of $6.67 on April 27, 2012, the Proposed Transaction is valued at approximately $7.00 per PLX share and results in a total transaction value of approximately $330 million.

33.        There is no indication that the Board initiated an adequate sales process. Rather, it appears the Company was hastily sold within weeks after Balch Hill initiated the proxy contest.

34.        In hastily selling the Company, the Board also agreed to a Proposed Transaction consideration that undervalues the Company and does not take into account the Company’s long-term growth prospects, and in particular the growth prospects of the PCI Express business.

35.        Moreover, since the announcement of the Proposed Transaction, the price of IDT stock has dropped significantly. Using IDT’s closing share price on May 10, 2012 of $5.89 yields a significantly lower implied transaction price of $6.59 for PLX shares. As a result, because the Board failed to negotiate a collar in the Merger Agreement, PLX shareholders will likely receive a lot less than the $7.00 Proposed Transaction value.

36.        While PLX shareholders are receiving an unfair price, IDT stockholders will benefit tremendously from the Proposed Transaction. As a result of the Proposed Transaction, IDT anticipates it will achieve total run-rate cost synergies, excluding transaction related charges, in excess of $35 million by fiscal year 2014. As explained by IDT’s President and CEO, Ted Tewksbury: “Our two companies have complementary product sets, technologies and customer bases, and we share a focus on delivering the highest-performance system-level interconnect solutions for data centers and other applications. IDT and its shareholders will benefit from the top-line contribution of our enhanced product portfolio as well as the increased profitability provided through the added scale and expanded operating margin. This transaction is aligned with our long-term strategy of expanding our core businesses through organic growth and acquisitions.” Despite the significant synergies inherent in the transaction for IDT, however, the Board failed to secure a fair price for the Company, either for the intrinsic value of its assets or the value of the Company’s assets to IDT.

37.        In addition, as part of the Merger Agreement, the Individual Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

38.        Section 5.4(a) of the Merger Agreement provides the Company with an extremely limited 30-day “go-shop” period under which the Company can solicit other potential acquirers. Section 5.4(b)(ii) states that after May 30, 2012, a “no solicitation” provision bars the Company from soliciting interest from other potential acquirers and forces the Company to terminate any and all prior or on-going discussions with other potential acquirers. Section 5.4(b)(ii) includes a provision whereby PLX will not waive a standstill agreement

39.        Pursuant to Section 5.4(d) of the Merger Agreement, should an unsolicited bidder submit a competing proposal after the “go-shop” period, the Company must notify IDT of the bidder’s identity and the terms of the bidder’s offer.

40.        Pursuant to Section 5.4(e), should the Board determine that a competing offer is superior, before the Company can terminate the Merger Agreement with IDT in order to enter into the competing proposal, it must grant IDT four business days in which the Company must negotiate in good faith with IDT (if IDT so desires) and allow IDT to amend the terms of the Merger Agreement to make a counter-offer so that “such Superior Proposal would cease to constitute a Superior Proposal.” In other words, the Merger Agreement gives IDT access to any rival bidder’s information and allows IDT a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor IDT and piggy-back upon the due diligence of the foreclosed second bidder.

41.        The Merger Agreement also provides that a termination fee of $6.27 million must be paid to IDT by PLX if the Company decides to pursue a competing offer made during the “go-shop” period. Otherwise, the termination fee is $13.2 million. The competing bidder essentially must agree to pay a naked premium for the right to provide the shareholders with a superior offer.

42.        IDT is also the beneficiary of a “Top-Up” provision that ensures that IDT gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if IDT receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event IDT fails to acquire the 90% required, the Merger Agreement also contains a “Top-Up” provision that grants IDT an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger.

43.        Accordingly, plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants)

44.        Plaintiff repeats all previous allegations as if set forth in full herein.

45.        The Individual Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of PLX and have acted to put their personal interests ahead of the interests of PLX shareholders.

46.        The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize PLX’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

47.        The Individual Defendants have breached their fiduciary duties of loyalty, good faith, and independence owed to the shareholders of PLX because, among other reasons:

(a)        they failed to take steps to maximize the value of PLX to its public shareholders and took steps to avoid competitive bidding;

(b)        they failed to properly value PLX; and

(c)        they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Transaction.

48.        As a result of the Individual Defendants’ breaches of their fiduciary duties, plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of PLX’s assets and will be prevented from benefiting from a value-maximizing transaction.

49.        Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

50.        Plaintiff and the Class have no adequate remedy at law.

COUNT II

Aiding and Abetting

(Against PLX, IDT, Merger Sub and Merger LLC)

51.        Plaintiff repeats all previous allegations as if set forth in full herein.

52.        As alleged in more detail above, defendants PLX, IDT, Merger Sub and Merger LLC have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

53.        As a result, plaintiff and the Class members are being harmed.

54.        Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, plaintiff demands judgment against defendants jointly and severally, as follows:

(A)        declaring this action to be a class action and certifying plaintiff as Class representative and her counsel as Class counsel;

(B)        enjoining, preliminarily and permanently, the Proposed Transaction;

(C)        in the event that the Proposed Transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding plaintiff and the Class rescissory damages;

(D)        directing that defendants account to plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E)        awarding plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of plaintiff’s attorneys and experts; and

(F)        granting plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: May 14, 2012		RIGRODSKY & LONG, P.A.

	By:	/s/ Seth D. Rigrodsky
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
919 North Market Street, Suite 980
Wilmington, DE 19801 (302) 295-5310

Attorneys for Plaintiff

OF COUNSEL:

LEVI & KORSINSKY LLP

Donald J. Enright

1101 30th Street, NW, Suite 115

Washington, DC 20007

(202) 524-4290